UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



                             Annual REPORT Pursuant
                             to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2005


                         AMCORE FINANCIAL SECURITY PLAN
--------------------------------------------------------------------------------
                                                       (Full title of the plan)

                             AMCORE FINANCIAL, INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

       0-13393                                            36-3183870
--------------------------------------------------------------------------------
(Commission File Number)                      (IRS Employer Identification No.)


 501 Seventh Street, Rockford, Illinois                      61104
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                   (Zip Code)

                                 (815) 968-2241
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

                                 Not Applicable
--------------------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

                         AMCORE FINANCIAL SECURITY PLAN

                       Financial Statements and Schedules

                           December 31, 2005 and 2004

                   (With Independent Auditors' Report Thereon)

                         AMCORE FINANCIAL SECURITY PLAN



                                Table of Contents



                                                                        Page

Report of Independent Registered Public Accounting Firm                     1

Statements of Net Assets Available for Benefits                             2

Statements of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                               4

Schedule H, line 4i--Schedule of Assets (Held at End of Year)              12

Schedule H, line 4j--Schedule of Reportable Transactions                   13

Report of Independent Registered Public Accounting Firm



To Participants and Administrator of the AMCORE Financial Security Plan:


We have audited the accompanying statements of net assets available for benefits of the AMCORE Financial Security Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4i--Schedule of Assets (Held at End of Year) and Schedule H, line 4j--Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP



Chicago, Illinois
June 23, 2006

                         AMCORE FINANCIAL SECURITY PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


                                                           As of December 31,
                                                       -------------------------
                                                          2005          2004
                                                       -----------   -----------
Assets:
     Investments, at fair value:
        AMCORE common stock fund                       $26,980,876   $28,987,133
        Common trust fund--AMCORE Stable Asset Fund      7,380,995     9,489,834
        Mutual funds and money markets                  55,103,228    51,786,838
        Participants' loans                                188,464       232,599
                                                       -----------   -----------
               Net assets available for benefits       $89,653,563   $90,496,404
                                                       ===========   ===========


See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2005 and 2004


                                                               2005            2004
                                                            ------------    ------------
Additions:
     Additions to net assets attributed to:
               Net (depreciation) appreciation              $   (388,188)   $  6,686,744
                             in fair value of investments
               Interest                                           10,402          19,426
               Dividends                                       2,930,884       1,376,818
                                                            ------------    ------------
                                                               2,553,098       8,082,988
                                                            ------------    ------------
     Contributions:
        Employer                                               3,879,395       3,557,691
        Participant:
               Payroll withholding                             4,177,831       3,995,635
               Rollovers                                         311,121         489,635
                                                            ------------    ------------
                                                               8,368,347       8,042,961
                                                            ------------    ------------
               Total additions                                10,921,445      16,125,949
                                                            ------------    ------------
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                         11,639,062      14,708,878
        Administrative expenses                                  125,224          46,367
                                                            ------------    ------------
               Total deductions                               11,764,286      14,755,245
                                                            ------------    ------------
               Net (decrease) increase in net assets            (842,841)      1,370,704
Net assets available for benefits:
     Beginning of year                                        90,496,404      89,125,700
                                                            ------------    ------------
     End of year                                            $ 89,653,563    $ 90,496,404
                                                            ============    ============

See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



(1)    Significant Accounting Policies

       Financial Statement Presentation

       Since the AMCORE Financial Security Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 (ERISA), the Plan prepared its financial statements and supplemental schedules in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

       Valuation of Investments

       If available, quoted market prices are used to value investments. The mutual funds are valued at quoted net asset values. Participants' notes are valued at face value, which approximates market. Investment in AMCORE Stable Asset Fund is valued at net asset value, which is determined based on the fair value of the underlying investments. AMCORE common stock is valued using quoted market prices.

       Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

       Payment of Benefits

       Benefits are recorded when paid.

       Accounting Estimates

       The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan trustees to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(2)    Plan Description

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. and participating subsidiaries (AFI), which have completed ninety days of service and have attained age 18. It is subject to the provisions of ERISA.

       Contributions

       Each year participants may contribute up to 100% of their annual wages on a pretax basis, not to exceed $14,000 in 2005 and $13,000 in 2004. If the participant is age 50 or older, the participant was entitled to contribute an additional "catch-up contribution" of up to $4,000 per year in 2005 and $3,000 in 2004. AFI makes safe harbor matching contributions of 100% of the first 3% of employee compensation contributed to the Plan and 50% of the next 2% of compensation contributed to the Plan. Employer matching contributions are invested in AFI common stock, however, participants are allowed to sell any portion of their AFI common stock within the Plan and direct the proceeds to another investment choice within the Plan.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



       The employer contributes 3% of the participants' annual wages each year to a basic retirement account; these funds are for retirement and, therefore, are not available for participant loans. These funds are allocated to investments in the same manner as the participants' contributions.

       Participant Accounts

       Each participant's account is credited with the participant's contributions and allocations of the employer's contribution and plan earnings, net of administrative expenses. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $42,000 or 100% of the participant's compensation.

       Participant Rollover Accounts

       Employees are permitted to roll over amounts from a former employers' plan into the Plan at any time, even before becoming a participant. The employee has all the same investment options and benefits of the Plan as a participant.

       Payment of Benefits

       The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Upon termination of service, a participant may choose to leave investments in the Plan if the participant's account balance is over $5,000 or select one of several payment options such as: roll over, lump-sum payments, or installment payments. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any. AFI amended the Plan effective with distributions made on or after March 28, 2005, related to automatic rollover provisions. If an employee terminates employment and the vested interest in the Plan does not exceed $5,000 and the employee does not elect either to receive or to roll over the distribution, then the distribution must be rolled over to an individual retirement account (IRA).

       Vesting

       Participants are immediately vested in both their contributions and that of the employer.

       Investment Funds

       As of December 31, 2005, the assets of the Plan are segregated and maintained in 18 separate investment funds and the Participant Loan Fund, as described below (see page 8 for additional information on the Participant Loan Fund). Participants have the option to invest their account balance and contributions to their respective account in these funds except the Participants Loan Fund, AMCORE Common Stock Fund, and Stock Liquidity Fund in increments of whole percentages of their eligible earnings. Participants have the ability to invest up to 10% of new employee deferral contributions into the AMCORE Common Stock Fund. Participants have the option to change the allocation of their individual balances daily.

       During 2005, the Plan made the following additional mutual funds available to participants: Federated Capital Appreciation Fund, Federated Kaufman Fund, Federated Stock and Bond Fund, Dreyfus Small Cap Stock Index Fund, and Transamerica Premier Balanced Fund.

       Funds that were removed from the Plan during 2005 were: ING Small Company Fund, Vintage Balanced Fund, Vintage Equity Fund, and Vintage Growth Fund.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



       Fund name changes during 2005 included PBHG Mid-Cap Value to Old Mutual Mid-Cap Fund, Gabelli Westwood Equity Fund to Westwood Equity Fund and PIMCO Innovation Fund to Allianz RCM Innovation Fund. The Allianz RCM Innovation Fund subsequently closed and merged into the Allianz RCM Global Technology Fund on May 25, 2005. All existing balances were transferred to the Allianz RCM Global Technology Fund.

       On June 6, 2005, the Plan holdings in the ING Small Company Fund were liquidated. The proceeds were invested into the Dreyfus Small Cap Stock Index Fund. A blackout period for the Plan was in effect from June 6, 2005 until June 10, 2005, during which time participants were unable to direct or diversify the assets held in the ING Small Company Fund.

       On September 19, 2005, the Plan holdings in the Vintage Growth Fund and Vintage Equity Fund were liquidated. The proceeds were invested into the Federated Capital Appreciation Fund. Additionally, Plan holdings in the Vintage Balanced Fund were liquidated and proceeds were invested into the Federated Stock and Bond Fund.

       The Plan provides that fund assets be invested as follows at December 31, 2005:

              AMCORE Common Stock Fund consists solely of AFI common stock, which is traded on NASDAQ under the symbol "AMFI." The employees have voting rights in all shares. Contributions are held in a money market fund on a temporary basis until the AFI stock is purchased.

              Stock Liquidity Fund serves as a temporary account to accumulate contributions to be allocated to the AMCORE Common Stock Fund. This fund invests in money market instruments.

              AMCORE Stable Asset Fund seeks to earn a high level of return consistent with, and providing for, preservation of capital, high credit quality, liquidity to pay plan benefits, and reasonable tracking of interest rates. The Fund consists of a diversified portfolio of high-quality, stable value investment contracts issued by life insurance companies, banks, and other financial institutions. The principal value of these assets remains stable regardless of stock and bond market fluctuations. The return is a blend of all of the rates of the various investments purchased by the Fund.

              Allianz RCM Global Technology Fund seeks long-term capital appreciation. The Fund invests in equity securities of technology companies, domestic and international, that use technology in an innovative way to gain a strategic, competitive edge. The Fund will normally invest at least 65% of its total assets in technology companies.

              American Funds Growth Fund of America seeks long-term capital growth. The Fund invests in common stocks of companies that appear to offer superior opportunities for growth of capital. The Fund may also hold cash or money market instruments. The size of the Fund's cash position will vary and will depend on various factors, including market conditions and purchases and redemptions of fund shares.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



              Dreyfus Small Cap Stock Index Fund seeks to match the performance of the S&P Small Cap 600 Index. To pursue this goal, it will invest in a representative sample of stocks included in the Index and in futures whose performance is related to the Index, rather than attempt to replicate the Index. The portfolio investments of the Fund are selected by a "sampling" process based on market capitalization, industry representation, and other means.

              Federated Capital Appreciation Fund seeks capital appreciation. The Fund invests primarily in common stock of companies with medium and large market capitalizations that offer superior growth prospects or of companies whose stock is undervalued.

              Federated Kaufman Fund seeks capital appreciation by investing primarily in stocks of small-and medium-sized companies that are traded on national security exchanges, NASDAQ and on the over-the-counter market. Up to 25% of its net assets may be invested in foreign securities.

              Federated Stock and Bond Fund seeks relative safety of capital with the possibility of long-term growth of capital and income. The Fund invests in a diversified portfolio that is allocated between equity and fixed-income securities. The Fund may be appropriate for investors whose goals include both capital growth and income.

              Fidelity Advisor Diversified International Fund seeks capital growth. The Fund invests primarily in common stocks of non-U.S. securities. The Fund allocates investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

              Old Mutual Mid-Cap Fund seeks above-average total return over a market cycle of three to five years. The Fund invests in equity securities of companies with market capitalizations in the range of companies represented in the S&P MidCap 400 Index which are considered to be relatively undervalued.

              RS Diversified Growth Fund seeks long-term growth. The Fund invests primarily in small-capitalization growth companies across a broadly diversified mix of industry sectors and companies. The Fund invests primarily in stocks of companies with market capitalizations of up to $1.5 billion, but may invest in larger companies.

              Transamerica Premier Balanced Fund seeks long-term capital growth and current income; capital preservation is a secondary consideration. The Fund allocates assets among stocks, bonds, and cash; it always maintains at least 25% of assets in nonconvertible debt securities. Typically, stocks will represent 60%-70% of the Fund, with the remaining 30%-40% in investment-grade bonds.

              Vintage Government Assets Fund seeks to provide current income consistent with maintaining liquidity and stability of principal. The Fund invests exclusively in U.S. Treasury bills, notes, and other obligations issued or guaranteed by the U.S. Government or its agencies or instruments maturing in 397 days or less at date of purchase and in repurchase agreements collateralized by these securities.

              Vintage Bond Fund seeks income and capital appreciation consistent with preservation of capital. The Fund invests primarily in a diversified portfolio of fixed-income securities, including

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



              corporate debt, U.S. Government, and mortgage-related securities. The Fund expects to maintain a dollar-weighted average portfolio maturity of four to ten years.

              Vintage Limited Term Bond Fund seeks total return through a combination of interest income from its investment and capital appreciation. The Fund expects to invest in a wide range of debt obligations of U.S. corporations within the three highest rating categories. The Fund may invest up to 25% of its total assets in securities rated within the fifth highest rating category, which are considered below investment grade securities.

              Vanguard Total Stock Market Index Fund seeks to match the performance of a benchmark index that measures the investment return of the overall stock market. The Fund is designed to track the performance of the Wilshire 5000 Index, which consists of all of the U.S. common stocks traded regularly on the New York and American Stock Exchanges and the NASDAQ over-the-counter market. The Fund typically invests all, or substantially all, of its assets in the 1,300 largest stocks in its target Index and in a representative sample of the remainder.

              Westwood Equity Fund seeks to provide capital appreciation. Under normal market conditions, the Fund invests at least 65% of its assets in common stocks and securities which may be converted into common stocks. The Fund invests in a portfolio of seasoned companies.

              Participant Loan Fund. Participant loans are made to participants for hardship reasons only such as preventing eviction from or foreclosure on a principal residence, purchase of a principal residence, payment of college tuition for the participant or a dependent, payment of certain medical expenses, and for other unforeseeable hardships as approved by the Plan Committee.

(3)    Investments

       The following presents investments that represent 5% or more of the Plan's net assets:

                                                                         As of December 31,
                                                                     -------------------------
                                                                         2005          2004
                                                                     -----------   -----------
       AMCORE Common Stock Fund, 887,238 and 900,781
            shares, respectively*                                    $26,980,876   $28,987,133
       Federated Capital Appreciation Fund, 523,898 shares in 2005    13,139,352            **
       Vintage Equity Fund, 841,264 shares in 2004                            **    12,248,799
       American Funds Growth Fund, 359,200 and 312,587 shares,
            respectively                                              11,020,264     8,511,756
       AMCORE Stable Asset Fund, 299,553 and 395,245 shares,
            respectively                                               7,380,995     9,489,834

*      Nonparticipant-directed investment.
** Amount less than 5% of Plan Net Assets. Investments in the Vintage Equity Fund were liquidated during 2005 and the proceeds were invested in the Federated Capital Appreciation Fund.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



       During 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $388,188 and appreciated in value by $6,686,744, respectively, as follows:

                                                            Years ended December 31,
                                                              2005           2004
                                                          ------------    ------------
       AMCORE Financial, Inc. common stock                $ (1,616,409)   $  4,787,395
       Shares of Vintage Funds                                (796,962)        319,696
       Shares of other mutual funds                          1,811,469       1,475,882
       AMCORE Stable Asset Fund                                213,714         103,771
                                                          ------------    ------------
                                                          $   (388,188)   $  6,686,744
                                                          ============    ============

(4)    Nonparticipant-directed Investments

       Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

                                                            Years ended December 31,
                                                              2005           2004
                                                          ------------    ------------
       Net assets--AMCORE Financial, Inc. common stock    $ 26,980,876    $ 28,987,133
                                                          ============    ============

                                                            Years ended December 31,
                                                              2005           2004
                                                          ------------    ------------
       Changes in net assets:
            Contributions/interfund transfers             $  2,269,510    $  1,998,946
            Net (depreciation)/appreciation                 (1,290,473)      4,338,340
            Net (loss) gain on sale of Plan investments       (325,936)        449,055
       Benefits paid to participants                        (2,659,358)     (4,340,033)
                                                          ------------    ------------
                  Net (decrease)/increase in net assets   $ (2,006,257)   $  2,446,308
                                                          ============    ============

(5)    Related Party Transactions

       Plan investments include shares of mutual funds and money market deposits which were formerly managed by an affiliate of AFI, AMCORE Investment Group, N.A. (AIG), which is also the trustee as defined by the Plan, and therefore, these qualified as party-in-interest transactions during the year. On September 19, 2005, the Plan holdings in the Vintage Growth Fund, Vintage Balanced Fund, and Vintage Equity Fund were liquidated. The proceeds were invested into the Federated Capital Appreciation Fund and the Federated Stock and Bond Fund. Administration of the Vintage Government Assets Fund, Vintage Bond Fund, and Vintage Limited Term Bond Fund were part of the sale of one of the Company's subsidiaries on December 30, 2005 and are no longer related to the Company. Transactions with the AMCORE Stable Asset Fund, a common trust fund managed by AIG, qualify as party-in-interest transactions.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



       Certain costs of administering the Plan are paid by AFI. The administration of the funds is performed by the Plan Sponsor. Administrative expenses of the Plan totaled $125,224 and $46,367 for the years ended December 31, 2005 and 2004, respectively. The service provider is AIG. AFI stock dividends recorded totaled $605,770 and $644,584 in 2005 and 2004, respectively.

(6)    Plan Termination

       Although it has not expressed any intent to do so, AFI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

(7)    Participant Loans

       Participants are eligible to obtain loans from the Plan in the event of financial hardship, as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant's accrued benefit attributable to the basic retirement account. Participants' loans are charged interest at a rate based on prime at the date of the loan and is fixed for the life of the loan. Loan terms range from 1-5 years or up to 30 years for loans made for the acquisition of a primary residence. At December 31, 2005 and 2004, outstanding loans bear interest at rates of 4.0% to 9.5%. Loan repayments are made through automatic payroll deductions from the participant. The loans are collateralized by the participants' vested interest in the Plan and a participant may only have one loan outstanding at a time.

(8)    Income Tax Status

       The Internal Revenue Service has determined and informed the employer, by letter dated April 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Internal Revenue Service has also determined and informed the Company, by a letter dated April 28, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under applicable sections of the Internal Revenue Code. The Internal Revenue Service has also determined and informed the Company, by a letter dated November 4, 2002, that it has made a favorable determination with regard to the Plan amendments dated November 19, 2001. The Plan has been amended since receiving the determination letter. However the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(9)    Risks and Uncertainties

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



(10)   Subsequent Events

       Summary of Investment Changes Regarding the Plan

       Effective January 1, 2006, the Plan added a group of Vanguard Target Retirement Funds as investment options. The new funds are identified in the mutual fund industry as `Life Cycle' funds and are designed to adjust their asset allocation in order to meet an intended retirement date for the investor.

       The Federated Stock and Bond Fund and the RS Diversified Growth Fund closed to new contributions. As a result, effective June 5, 2006, all contributions that were previously directed to the Federated Stock and Bond Fund were automatically invested in the Transamerica Premier Balanced Fund, and all contributions that were previously directed to the RS Diversified Growth Fund were automatically invested in the Dreyfus Small Index Fund. Existing balances in these funds will remain until a participant requests that they be transferred.

       On June 5, 2006, the Plan holdings in the Vintage Government Asset Fund were liquidated. The proceeds were invested into the Liquid Assets Fund.

       As a result of the Federated and Vintage Fund changes, a blackout period for the Plan was in effect from June 5, 2006 until June 9, 2006, during which time participants were unable to direct or diversify investments in the Federated Stock and Bond Fund, the RS Diversified Growth Fund, and the Vintage Government Asset Fund.

                                                                      Schedule 1

                         AMCORE FINANCIAL SECURITY PLAN
                Schedule H, Line 4i - Schedule of Assets (Held at
                                  End of Year)
                                December 31, 2005

                                                          Number of
                                                          shares or
                                                          principal                   Current
                       Description                         amount        Cost          Value
------------------------------------------------------  ------------  -----------   -----------

Common stock:
     AMCORE Financial, Inc. *                               887,238   $19,719,990    26,980,876
Common trust fund:
     AMCORE Stable Asset Fund *                             299,553     6,607,225     7,380,995
Mutual funds:
     Stock Liquidity Fund                                    30,547        30,547        30,547
     American Funds Growth Fund of America                  359,200     8,824,624    11,020,264
     Allianz RCM Global Technology Fund                      13,984       472,512       539,798
     Dreyfus Small Cap Stock Index Fund                      87,024     1,783,272     1,865,804
     Fidelity Advisory Diversified International Fund       131,498     3,514,943     4,278,955
     Federated Capital Appreciation Fund                    523,898    13,422,721    13,139,352
     Federated Stock and Bond Fund                          141,869     2,699,725     2,655,784
     Westwood Equity Fund                                   298,440     2,715,637     3,351,484
     Federated Kaufmann Fund                                 19,269       107,917       107,906
     Old Mutual Mid-Cap Fund                                242,813     4,059,775     4,414,336
     RS Diversified Growth Fund                              33,213       649,724       741,643
     Transamerica Premier Balanced Fund                       7,518       170,224       177,648
     Vintage Bond Fund**                                    254,345     2,529,083     2,474,774
     Vintage Government Assets Fund**                     4,052,910     4,052,910     4,052,910
     Vintage Limited Term Bond Fund**                       428,501     4,133,538     4,040,763
     Vanguard Total Stock Market Index Fund                  73,709     2,007,579     2,211,260
                                                        -----------   -----------   -----------
                  Mutual funds                                         51,174,731    55,103,228
Participants' loans (Loan Fund), interest rates
     ranging from 4.0% to 9.5% and maturities
     ranging from January 6, 2006 to October 20, 2034            --            --       188,464
                                                                      -----------   -----------
                  Total investments                                   $77,501,946    89,653,563
                                                                      ===========   ===========

*    Indicates party-in-interest.
** Indicates party-in-interest until December 30, 2005. Administration of the Vintage Government Assets Fund, Vintage Bond Fund, and Vintage Limited Term Bond Fund were transferred as part of the sale of one of the Company's subsidiaries on December 30, 2005. See Note 5 of the Notes to Financial Statements.

See Report of Independent Registered Public Accounting Firm.

                                                                      Schedule 2

                         AMCORE FINANCIAL SECURITY PLAN
                  Schedule H, Line 4j - Schedule of Reportable
                                  Transactions
                          Year ended December 31, 2005

                                                                                           Current
                                                                                          value of
                                                                                          asset on
     Identity of             Description         Purchase      Selling        Cost       transaction     Gain
   party involved              of asset            price        price       of asset        date        (loss)
---------------------------------------------   -----------   ----------   -----------   -----------   ---------
Vintage Mutual Fund*      Vintage Equity Fund   $ 1,303,791           --   $ 1,303,791   $ 1,303,791         --
                                                        N/A   12,906,955    13,552,591    12,906,955   (645,636)
Federated Investors       Federated Capital     $14,007,858           --   $14,007,858   $14,007,858         --
                          Appreciation Fund             N/A      572,575       585,334       572,575    (12,759)

* Indicates party-in-interest until September 19, 2005. On September 19, 2005 the Plan holdings in the Vintage Equity Fund were liquidated and the proceeds were invested into the Federated Capital Appreciation Fund. See
     Note 2 of the Notes to Financial Statements.



See Report of Independent Registered Public Accounting Firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                            AMCORE FINANCIAL SECURITY PLAN



                            /s/ Donald H. Wilson
                            ----------------------------------------------------
                            Donald H. Wilson
                            Executive Vice President and Chief Financial Officer AMCORE Financial, Inc. Plan Administrator


Date:  June 26, 2006



EXHIBIT INDEX

23.1     Consent of Independent Registered Public Accounting Firm